VF 6-5-02

[redacted] UNITED STATES
AND EXCHANGE COMMISSION
'ashington, D.C. 20549

02022301

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L AUDITED REPORT FORM X-17A-5 (A) PART III

SEC MAIL RECEIVED PROCESSING MAY 31 2002 WASH. D.C. SECTION 33

SEC FILE NUMBER
8- 49444

FV 6/7/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Private Asset Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10001 Tamiami Trail North
(No. and Street)

Naples (City) Florida (State) 34108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parish Boss Ulrish Popeck, LLC
(Name – if individual, state last, first, middle name)

1020 8th Avenue South (Address) Naples, (City) Florida (State) 34102 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MARK E. NICHOLS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIVATE ASSET ADVISORS, as of MAY 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark E. Nichols
Signature

President
Title

CAROL ANN HEANEY
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION # CC831078
EXPIRES APR 27, 2003
BONDED THROUGH ADVANTAGE NOTARY

Carol A. Heaney
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss). + Accumulated Deficit
- ☐ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☐ ~~(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.~~
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AN INDEPENDENT MEMBER OF BDO SEIDMAN ALLIANCE

PARISH BASS URISH POPECK, LLC
Accountants and Consultants

1020 Eighth Avenue S. • Suite One
Naples, Florida 34102
Phone: 941-262-8444
Fax: 941-263-8434

SEC MAIL PROCESSING
RECEIVED
MAY 31 2002
WASH., D.C. 155 SECTION

May 27, 2002

Ms Sherry Lawrence
NASD Regulations, Inc./System Support
9509 Key West Avenue, 3rd Floor
Rockville, Md. 20850

Dear Ms Lawrence:

Our firm is providing you with the following information: Part III facing Page for Private Asset Advisors, Inc., and a computation of Net Capital. We are correcting the original letter we mailed to you because of an omission on our part of a non-allowable asset that does not belong in Company's Net Capital; advance to affiliate of $361.00. Based on the following information, our computation of net capital is comparable to the Company's computation of net capital.

COMPUTATION OF NET CAPITAL

Net Worth		$26,644
Less: Non-Allowable Assets		
Loans to Stockholder	$ 10,700	
Advance to affiliate	361	
Fixed Assets-Net	4,003	(15,064)
Net Capital		11,580
Less: Minimum Required Capital		(5,000)
Excess Net Capital		$6,580

We did not find any material inadequacies when auditing Private Asset Advisor, Inc.'s financial statements.

Very truly yours,

Terri L. Bass, CPA

Terri L. Bass, CPA

Three Gateway Center
Pittsburgh, PA 15222
Phone: 412-391-1994
Fax: 412-391-0724

Penn State Research Park
University Park, PA 16803
Phone: 814-867-8056
Fax: 814-867-8052

Main & Chestnut
Washington, PA 15301
Phone: 724-228-7900
Fax: 724-228-7918

Private Asset Advisors, Inc.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
For The Years Ending December 31, 2001 and 2000

PARISH BASS URISH POPECK, LLC
Accountants and Consultants

Private Asset Advisors, Inc.

Content

AN INDEPENDENT MEMBER OF BDO SEIDMAN ALLIANCE

PARISH BASS URISH POPECK, LLC
Accountants and Consultants

1020 EIGHTH AVENUE S. • SUITE ONE
NAPLES, FLORIDA 34102
PHONE: 941-262-8444
FAX: 941-263-8434

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Private Asset Advisors, Inc.
Naples, Florida

We have audited the accompanying balance sheets of Private Asset Advisors, Inc., (a Florida S corporation) as of December 31, 2001 and 2000, and the related statements of income, accumulated deficit, and cash flows for the years then ended. These financial statements are the responsibility of Private Asset Advisors, Inc. management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Asset Advisors, Inc. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Parish Bass Urish Popeck, LLC

March 18, 2002

THREE GATEWAY CENTER
PITTSBURGH, PA 15222
PHONE: 412-391-1994
FAX: 412-391-0724

PENN STATE RESEARCH PARK
UNIVERSITY PARK, PA 16803
PHONE: 814-867-8056
FAX: 814-867-8052

MAIN & CHESTNUT
WASHINGTON, PA 15301
PHONE: 724-228-7900
FAX: 724-228-7918

Private Asset Advisors, Inc.

Balance Sheets

December 31,		2001		2000
Assets				
Current assets:				
Cash	$	10,800	$	11,556
Commissions receivable		781		2,535
Advance to stockholder		10,700		10,700
Advance to - affiliate company		361		635
Total current assets		22,642		25,426
Automobile, furniture and computer equipment - net		4,003		6,832
Total Assets	$	26,644	$	32,258
Liabilities and Stockholder's Equity				
Current liabilities:				
Accounts payable	$	-	$	68
Total Liabilities		-		68
Stockholder's Equity				
Capital stock, $1 par values; 7,500 shares authorized; 100 shares issued and outstanding		100		100
Additional paid in capital		29,549		29,549
Retained earnings/(accumulated deficit)		(3,005)		2,540
Total stockholder's equity		26,644		32,189
Total Liabilities and Stockholder's Equity	$	26,644	$	32,258

See independent accountants' report and notes to financial statements

Private Asset Advisors, Inc.

Statements of Income and Accumulated Deficit

Years Ended December 31,	2001	2000
Revenue	$ 33,600	$ 30,958
General and Administrative	15,980	27,005
Income from Operations	17,620	3,953
Other Income and (Expense)		
Interest and dividend income	335	244
Interest expense	-	(713)
Total Other Income and (Expense)	335	(469)
Net Income	$ 17,955	$ 3,484
Retained earnings, beginning of year	2,540	7,556
Less: Stockholder's dividends	(23,500)	(8,500)
Accumulated deficit, end of year	$ (3,005)	$ 2,540

See independent accountants' report and notes to financial statements

Private Asset Advisors, Inc.

Statements of Cash Flow

Years Ended December 31,	2001	2000
Cash flows from operating activities:		
Net income	$ 17,955	$ 3,484
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,829	4,547
(Increase) decrease assets:		
Commissions receivable	1,754	5,761
Increase (decrease) liabilities:		
Accounts payable	(68)	(1,660)
Net cash provided by operating activities	4,515	8,648
Cash flows from investing activities:		
Advances to/(from) affiliate company	274	(200)
Net cash used by investing activities:	274	(200)
Cash flows from financing activities:		
Stockholder's dividends	(23,500)	(8,500)
Net cash used by financing activities:	(23,500)	(8,500)
Net decrease in cash and cash equivalents	(756)	3,432
Cash and equivalents, beginning of year	11,555	8,123
Cash and equivalents, end of year	$ 10,800	$ 11,555
Supplemental disclosures of cash flow information:		
Cash paid during the year for interest expense	$ -	$ 713

See independent accountants' report and notes to financial statements

1. Summary of significant accounting policies

This summary of significant accounting policies of Private Asset Advisors, Inc., (the Company), is presented to assist in understanding the accompanying financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which, in the opinion of management, have been consistently applied.

Organization and operations

Private Asset Advisors, Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. and the New York Stock Exchange, Inc.

Revenue recognition

Securities transactions and the related revenues and expenses are recorded in the accounts on their settlement date; generally the third business day following the transaction. Revenues and expenses recorded on a trade date basis are not materially different from revenues and expenses recorded on a settlement date basis. Clearing fees include service charges, execution fees and commissions on order flow.

As a broker dealer, the Company places orders with security dealers whom the Company represents on a commission basis. The Company does not directly receive payment for or make purchases of securities. Those transactions are made directly with the securities dealers on behalf of the Company's clients. The Company then receives commissions for their representation accordingly.

The shareholder of Private Asset Advisors, Inc. also owns Nichols Financial Group, Inc.. Balances and transactions with this company may not have been eliminated in the accompanying financial statements.

1. Summary of significant accounting policies (cont)

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The statements of cash flows classify changes in cash and cash equivalents (short-term, highly-liquid investments readily convertible into cash with an original maturity of three months or less) according to operating, investing or financing activities. Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and commissions receivable.

The Company places its cash and temporary cash investments with a financial institution which management considers being of high quality.

Automobile, furniture and computer equipment

Automobile, furniture and computer equipment are recorded at cost. Depreciation and amortization on furniture, equipment and leasehold improvements is provided utilizing the straight-line method for financial reporting purposes at rates based on the following estimated useful live:

	Years
Automobile	5
Furniture and equipment	5-7
Computer and printer	5

For federal income tax purposes, depreciation is computed using the accelerated cost recovery system and the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

1. Summary of significant accounting policies (cont)

Income taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the stockholder of an S Corporation is taxed on the proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements.

2.) Receivables

Amounts receivable consist of the following:

	December 31, 2001	December 31, 2000
Commissions	$ 781	$ 2,535
Advance to Shareholder	10,700	10,700
	$ 11,481	$ 13,235

3.) Property and equipment

The cost of automobile, furniture and computer and printer are summarized by major classification as follows:

	December 31, 2001	December 31, 2000
Automobile	$ 10,739	$ 10,739
Furniture and equipment	500	500
Computer and printer	5,627	5,627
Total Assets	16,866	16,866
Less: Accumulated depreciation	12,862	10,034
Automobile, furniture and computer equipment - net	$ 4,004	$ 6,832

4.) Contingencies

The Company was a party to a claim and a possible class action lawsuit arising from the alleged sale of unregistered securities, namely promissory notes of Phoenix Continental Corporation. The defendants in the claim and class action lawsuit sought damages in excess of $125,000. The Company had no liability insurance to cover the damages sought or the litigation costs. Phoenix Continental Corporation filed for bankruptcy under Chapter 11 in Miami, Florida. According to management and the company's legal council, the ultimate liability, if any, was never determinable. Accordingly, no provision for liability that may result upon adjudication is included in these financial statements. On September 12, 2000 the plaintiffs' unopposed motion for voluntary dismissal as to defendant Private Assets Advisors, Inc. was accepted and recorded.

5.) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15C3-1) and the requirements of the securities exchanges of which it is a member. Its aggregate indebtedness standard requires the maintenance of a minimum net capital and that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1. Because the Company is a broker dealer that does not receive directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not carry amounts of, or for customers, it is required to maintain net capital of not less than $5,000. At December 31, 2000, the Company had net capital of $11,580, which was 44.64% of aggregate debit balances and $6,580 in excess of required net capital.

6.) Off-balance sheet risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill it's contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

7.) License suspension

The NASD suspended the sole stockholder's license due to lawsuits arising from the alleged sale of unregistered securities. The stockholder's license was suspended on April 17, 2000 and remained in place until October 17, 2000. Under the terms of the suspension the Stockholder was not allowed to sell stocks, bonds, mutual funds or variable annuities. In addition, he was not allowed to remove commission funds out of the Company or sign checks drawn from the Company's bank accounts.

SUPPLEMENTARY INFORMATION

AN INDEPENDENT MEMBER OF BDO SEIDMAN ALLIANCE

PARISH BASS URISH POPECK, LLC
Accountants and Consultants

1020 EIGHTH AVENUE S. • SUITE ONE
NAPLES, FLORIDA 34102
PHONE: 941-262-8444
FAX: 941-263-8434

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors
Private Asset Advisors, Inc.
Naples, Florida

Our report on our audit of the basic financial statements of Private Asset Advisors, Inc. for December 31, 2001 and 2000 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supporting schedule of general and administrative expenses are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parish Bass Urish Popeck, LLC

March 18, 2002

THREE GATEWAY CENTER
PITTSBURGH, PA 15222
PHONE: 412-391-1994
FAX: 412-391-0724

PENN STATE RESEARCH PARK
UNIVERSITY PARK, PA 16803
PHONE: 814-867-8056
FAX: 814-867-8052

MAIN & CHESTNUT
WASHINGTON, PA 15301
PHONE: 724-228-7900
FAX: 724-228-7918

Private Asset Advisors, Inc.

Supporting Schedule of General and Administrative Expenses

Years Ended December 31,	2001	2000
General and administrative expenses:		
Accounting and legal	$ **4,945**	$ 4,705
Advertising	**178**	613
Auto	-	707
Casul labor	**1,195**	9,065
Consulting	-	150
Depreciation	**2,829**	4,547
Dues and subscriptions	-	193
Insurance	**274**	223
Meals and entertainment	-	118
Office supplies and postage	**4,148**	2,624
Taxes and licenses	**2,411**	3,305
Telephone	-	706
Travel	-	49
Total general and administrative expenses	$ **15,980**	$ 27,005

See independent accountants' report and notes to financial statements